

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Vichheka Heang
Vice President and Corporate Controller
Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

   Re: Maxeon Solar Technologies, Ltd.
     Draft Registration Statement on Form F-3
     Filed August 5, 2020
     CIK No. 1796898

Dear Ms. Heang:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing